April 11, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Kim McManus, Senior Attorney

Re:          Starwood Property Trust, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 23, 2017

File No. 001-34436

Ladies and Gentlemen:

Starwood Property Trust, Inc. (“Starwood”) hereby responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated March 31, 2017 (the “Comment Letter”) regarding Starwood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”).  For the convenience of the Staff, we have set forth below the comment contained in the Comment Letter followed by Starwood’s response to the comment.

Form 10-K for the fiscal year ended December 31, 2016

Item 15.  Exhibits and Financial Statement Schedules, page 177

COMMENT:

1.                                      In your correspondence dated June 20, 2014, we note your response to comment 3 of our comment letter dated June 11, 2014. However, we continue to note that certain of the material agreements filed pursuant to Item 601(b)(10) of Regulation S-K have omitted schedules and exhibits. For example, exhibit 10.18 references a number of schedules which are not included. In addition, exhibit 10.16 appears to omit information from exhibits G-2, H, and I. Please file the complete agreements as required by Item 601(b)(10) or tell us why you believe the omitted schedules and exhibits are not required to be filed.

STARWOOD RESPONSE:

Starwood has reviewed the above mentioned material agreements previously filed under Item 601(b)(10) of Regulation S-K and will re-file the complete agreements with our Form 10-Q for the quarter ending March 31, 2017 with the schedules and exhibits included.

* * * * *

Starwood hereby acknowledges that:

•                  Starwood is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the 2016 Form 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Starwood’s filings; and

•                  Starwood may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information, please contact Andrew J. Sossen, Chief Operating Officer, General Counsel, Chief Compliance Officer, Secretary and Executive Vice President, by phone at 203-422-8191 or by email at asossen@starwood.com or Rina Paniry, Chief Financial Officer, Treasurer, Principal Financial Officer and Chief Accounting Officer, by phone at 305-695-5470 or by email at rpaniry@starwood.com.

Very truly yours,

/s/ Andrew J. Sossen

Andrew J. Sossen
Chief Operating Officer, General
Counsel, Chief Compliance Officer,
Secretary and Executive Vice President